LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET NW, SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX:   (202) 337-5502
WWW.SFTLAW.COM

December 6, 2013

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             MB Financial

Registration Statement on Form S-4

Filed October 17, 2013

and Documents Incorporated by Reference

File No. 333-191770

Dear Mr. Windsor:

On behalf of MB Financial, Inc. (“MB Financial”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 13, 2013 (the “Comment Letter”) on MB Financial’s Registration Statement on Form S-4 filed with the Commission on October 17, 2013 (as amended by Amendment No. 1 (as defined below), the “Registration Statement”) and the documents incorporated therein by reference, we submit this letter containing MB Financial’s responses to the Comment Letter.  Concurrent with the filing of this letter, MB Financial is filing an amendment to the Registration Statement (“Amendment No. 1”).  The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.

For your convenience, we have set forth below in boldface type the text of the Staff’s comments from the Comment Letter, followed by our response.  Page numbers referenced in the responses refer to the page numbers in Amendment No. 1.  MB Financial has authorized us to make the factual representations concerning MB Finanical in this letter.  Taylor Capital Group, Inc. (“Taylor Capital”) has authorized us to make the factual representations concerning Taylor Capital in this letter.

Registration Statement on Form S-4

General

1.                                      Please update the filing to include the results of the interim period ended September 30, 2013, for both entities, as required by Rule 3-12 of Regulation S-X.

RESPONSE: The Registration Statement has been updated to include the results of the interim period ended September 30, 2013, for both entities.

Cover Page

2.                                      Revise the cover page to identify the market and trading symbol of the Taylor Capital Series A preferred stock. Please refer to Item 501(b)(4) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the cover page has been revised to identify the market and trading symbol of the Taylor Capital Series A preferred stock.

Questions and Answers…, page 1

3.                                      Please revise your disclosure on Taylor Capital appraisal rights to include the page number of the referenced section.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on page 8 to add a cross-reference to the page number of the full discussion of the appraisal rights of Taylor Capital stockholders.

Summary, page 9

4.                                      Please provide us with your analysis as to why the right give to each shareholder of Taylor Capital to receive the excess proceeds above $57 million from the sale of Cole Taylor Mortgage are not, themselves, securities that require registration.

RESPONSE:    We believe that the rights of holders of Taylor Capital common stock and nonvoting preferred stock to potentially receive additional merger consideration (“Rights to Potential Additional Merger Consideration”) in the event of a sale of Taylor Capital’s mortgage banking business do not constitute securities within the meaning of Section 2(1) of the Securities Act of 1933, as amended (the “Securities Act”), and accordingly do not require registration under the Securities Act.  In this regard, we note the following:

(1)                                 Although MB Financial and Taylor Capital believe, due to market conditions in the mortgage banking industry, that it is unlikely that any additional merger consideration will become payable, the Rights to Potential Additional Merger Consideration nevertheless are an integral part of the merger transaction.  Taylor Capital negotiated for such rights as a means to provide the holders of Taylor Capital common stock and nonvoting preferred stock with additional cash merger consideration if and to the extent that the “gain,” which is defined in the merger agreement as 60% of the pre-tax gain, from a sale of Taylor Capital’s mortgage banking business exceeds $57.0 million, and provided that definitive transaction documents for the sale of the mortgage banking business meeting the criteria set forth in Exhibit D to the merger agreement and approved by MB Financial have been entered into by December 31, 2013 and the transaction has been consummated by July 31, 2014.

(2)                                 The payment of any additional merger consideration is not contingent on the overall performance of MB Financial or Taylor Capital but rather is contingent solely upon the amount of the gain from a sale of Taylor Capital’s mortgage banking business, and the terms of any such sale meeting the criteria set forth in Exhibit D to the merger agreement.  As noted above, MB Financial and Taylor Capital believe that it is unlikely that any additional merger consideration will become payable.

(3)                                 The Rights to Potential Additional Merger Consideration do not represent any type of ownership interest in MB Financial or Taylor Capital, and such rights do not carry any rights to vote or receive dividends and do not accrue interest.

(4)                                 The Rights to Potential Additional Merger Consideration are not, and will not be, represented by a certificate or other instrument.

(5)                                 The Rights to Potential Additional Merger Consideration are not transferable except by operation of law.

The Staff has consistently taken the position in numerous no-action letters that payment rights with features similar to the Rights to Potential Additional Merger Consideration are not securities under the Securities Act that require registration.

In Minnesota Mining and Manufacturing Company (“3M”) (October 13, 1988), the Staff took the position that the contractual rights of the stockholders of the target company in a stock-for-stock merger transaction to receive additional shares (referred to as “contingent payment shares”) if the target company attained certain revenue levels were not securities requiring registration under the Securities Act.  In taking this position, the Staff noted that: (i) the rights to the contingent payment shares were an integral part of the merger consideration to be received by the target company’s stockholders; (ii) the rights to receive the contingent payment shares would not have any rights common to stockholders such as voting and dividend rights, nor would the rights to receive the contingent payment shares bear a stated rate of interest; (iii) the rights to receive the contingent payment shares would not be transferable except by operation of law; and (iv) rights to receive the contingent payment shares would not be represented by any form of certificate or instrument.

Similarly, in Slater Development Corporation (“Slater”) (May 9, 1988), the Staff found that deferred cash consideration rights issued in connection with a merger to the stockholders of the target company were not securities.  In that no-action letter, the Staff relied on factors similar to those cited in the 3M no-action letter, as well as the fact that any amount ultimately paid to the target company stockholders pursuant to the deferred cash consideration rights did not depend upon the operating results of the company.  In various other no-action letters, the Staff has repeatedly restated the principles and criteria articulated in the Slater and 3M no-action letters with respect to contingent payment rights similar to the Rights to Potential Additional Merger Consideration.  See, e.g., Marriot Residence Inn II Limited Partnership (May 8, 2002), Marriot Residence Inn Limited Partnership (February 20, 2002), Quanex Corporation (July 28, 1989), Genentech Clinical Partners III (April 28, 1989), GID/TL, Inc. (March 21, 1989) and Essex Communications Corp. (February 29, 1988).

Because the Rights to Potential Additional Merger Consideration meet the applicable criteria set forth in the precedent cited above, we respectfully submit that such rights are not securities within the meaning of the Securities Act and accordingly do not require registration under the Securities Act.

5.                                      In order to help both MB and Taylor shareholders understand what the combined company will look like, revise your disclosure to discuss the relative impact of the merger upon their percentage ownership of the combined company. In particular, please disclose the contribution of MB and Taylor, in terms of assets, equity and total shares that each group of shareholders will own following the merger.

RESPONSE:  In response to the Staff’s comment, disclosure has been added to the Registration Statement on page 21 to disclose the contribution of MB Financial and Taylor Capital in terms of assets, equity and total shares that each group of stockholders will own following the merger.

6.                                      Revise to disclose the comparative voting power of executive officers and their affiliates with that of non-affiliates, as required by paragraph (h) of Item 3 on Form S-4.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on pages 12 and 13 to more clearly disclose the comparative voting power of directors, executive officers and their affiliates with that of the vote required for approval of the transaction, as required by paragraph (h) of Item 3 of Form S-4.

7.                                      We note your disclosure on page 48 that, once approved by shareholders, the merger agreement cannot be terminated because of a decline in MB Financial share price. Please revise your summary to disclose this fact, that there is no minimum specified value that Taylor Capital shareholders will receive under the terms of the merger agreement, and that the value of MB Financial stock being offered may fluctuate between the time of the shareholder meeting and the completion of the merger.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on page 10 to indicate that the merger agreement cannot be terminated by either MB Financial or Taylor Capital due to fluctuations in the price of MB Financial common stock, that there is no minimum or maximum specified value that Taylor Capital stockholders will receive under the merger agreement and that the value of MB Financial common stock will fluctuate.

Holders of Taylor Capital…, page 14

8.                                      Revise to prominently disclose that shareholders who wish to perfect their appraisal rights must satisfy all of the conditions discussed on pages 87 to 90, not just this bulleted list in your summary. Please also include in your summary the specific address where a written demand must be sent.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on page 16 to: (i) prominently disclose that Taylor Capital stockholders who wish to perfect their appraisal rights must satisfy all of the conditions required pursuant to Delaware law, as discussed under “The Merger—Taylor Capital Stockholder Appraisal Rights”; and (ii) include the specific address where a written demand for appraisal must be sent.

9.                                      Further revise to clearly state whether failure to vote against a proposal, by not returning a proxy, would constitute a waiver of appraisal rights. Update your disclosure on page 87 accordingly. Refer to the Instructions for Item 3 of Schedule 14A.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised on pages 16, 97 and 98 to clarify that a failure to vote against a proposal, by not returning a proxy, would not constitute a waiver of appraisal rights.

Taylor Capital’s Executive Officers and Directors May Have…, page 14

10.                               Please remove qualifications of uncertainty when your disclosure elsewhere demonstrations that there is no uncertainty warranting such a qualification. For example, on page 14, you disclose that “Taylor Capital’s directors and officers may have interests . . . different from, or in addition to, those of Taylor Capital stockholders generally” (emphasis added), but you subsequently list a number of these interests that the Taylor Capital board “was aware of . . . and considered . . . when making its decision to approve the merger agreement.” We note analogous disclosure on pages 21, 75, and 79. Also on page 14, you disclose that “executive officers of Taylor Capital may be eligible for severance benefits” as a result of the merger (emphasis added), but previous disclosure on page 5 states that the merger-related compensation agreements for Taylor Capital executives are binding in the event of a merger.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on pages 16, 17, 24, 62, 83, 87 and 88 to remove qualifications of uncertainty with respect to certain interests of Taylor Capital’s directors and officers and, where applicable, provide additional disclosure clarifying that the realization of certain of these interests remains contingent upon the satisfaction of certain other conditions in addition to the consummation of the merger.

Comparative Unaudited Pro Forma Per Share Data, page 34

11.                               Please expand the disclosure to provide a note to the column titled Combined Pro Forma Amounts for MB Financial to state the amount of shares used for the book value calculations per common share at June 30, 2013 and December 31, 2012.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on pages 38 and 39 to provide a note to the column titled Combined Pro Forma Amounts for MB Financial to state the amount of shares used for the calculations of book value per common share at September 30, 2013 and December 31, 2012.

The Merger, page 44

Background on the Merger, page 44

12.                               Please provide us with copies of any opinion, report or appraisal provided by J.P. Morgan to MB Financial supporting their fairness determination. Similarly, provide us with any opinion, report or appraisal provided by Sandler O’Neill to Taylor Capital supporting any Cole Taylor Mortgage.

RESPONSE: Other than the fairness opinions of J.P. Morgan and Sandler O’Neill already included as Appendices B and C, respectively, to the joint proxy statement/prospectus, no opinion, report or appraisal was provided by J.P. Morgan to MB Financial or by Sandler O’Neill to Taylor Capital with respect to the transactions described in the Registration Statement.

13.                               Please disclose how aggregate consideration increased from $22.00 to $22.20 per Taylor Capital share. Further clarify which amount was used in each company’s fairness opinions and ensure that you consistently use the correct amount when analyzing the transaction in your disclosure to shareholders.

RESPONSE:  An implied value of the aggregate per share merger consideration of $22.00 was used by MB Financial and Taylor Capital to determine the stock and cash portions of the merger consideration, each of which is a fixed amount.  The exchange ratio for the stock portion of the merger consideration of 0.64318 was based upon the volume-weighted average closing price of MB Financial common stock for the ten trading days up to and including July 12, 2013 (the last full trading day prior to the execution and public announcement of the merger agreement) of $27.86.  This results in an implied value per share for the stock portion of the merger consideration of $17.92, which, when added to the cash portion of the merger consideration of $4.08 per share, results in an implied value for the aggregate merger consideration of $22.00 per share.  To the extent the price of MB Financial stock at any point in time is higher or lower than the ten-day weighted average closing price of $27.86, the implied value of the aggregate per share merger consideration will correspondingly be higher or lower than $22.00.  Accordingly, the references to $22.20 do not reflect a negotiated increase in the merger consideration; rather, such references simply reflect a slight difference between the closing price of MB Financial stock on July 12, 2013 of $28.17 and the ten-day weighted average closing price of $27.86.

The Registration Statement has been revised on pages 54 and 55 to clarify this point.

Taylor Capital’s Reasons for the Merger; Recommendation of Taylor Capitals Board of Directors, page 52

14.                               On page 48, you indicate that one of the reasons that the companies restarted merger discussions was the proposal that Taylor Capital shareholder would receive any proceeds from the sale of Cole Taylor Mortgage above $57 million. We also note that Sandler O’Neill has been retained to assist in the selling efforts. Please revise this section to clarify whether the board considered the contingent payment right that Taylor Capital shareholders would receive as part of the merger consideration in making the determination to recommend that shareholders vote “for” the merger.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on pages 60 and 62 to clarify that Taylor Capital’s board of directors considered both: (i) the right of its stockholders to receive additional merger consideration upon a sale of Cole Taylor Mortgage satisfying certain conditions; and (ii) the likelihood that no such additional merger consideration would become payable.

Opinion of J.P. Morgan Securities LLC…, page 55

15.                               We note your disclosure on page 61 that during the prior two years, J.P. Morgan Securities has not had “any {other} material financial advisory, commercial or investment banking” relationships with MB Financial. Please confirm that J.P. Morgan did not have any other material relationship that would require disclosure under Item 1015 of Regulation MA.

RESPONSE:    In response to the Staff’s comment, J.P. Morgan has confirmed that it does not have any other material relationship with MB Financial that would require disclosure under Item 1015 of Regulation M-A, and the Registration Statement has been revised on page 69 to clarify that J.P. Morgan has not had any material financial advisory, commercial or investment banking, or other material relationships with MB Financial during the applicable timeframe.

Opinion of Sandler O’Neill & Partners, page 61

16.                               Please revise this section to explain, in some detail, why Sandler O’Neill felt that presenting the valuation multiples for Taylor Capital, excluding the value of Cole Taylor Mortgage, was appropriate. Also, please revise this section to clarify whether Sandler O’Neill evaluated the possible value to shareholders of the right to receive the proceeds from the sale of Cole Taylor Mortgage above $57 million.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised on page 73 to: (i) explain why Sandler O’Neill felt presenting the valuation multiples for Taylor Capital, excluding the value of Cole Taylor Mortgage, was appropriate; and (ii) indicate that Sandler O’Neill did not consider any additional merger consideration from the sale of Cole Taylor Mortgage for proceeds exceeding $57 million.

17.                               We note your disclosure on page 75 that other than the services and compensation disclosed on pages 74 and 75, during the prior two years, Sandler O’Neill has not had “any material financial advisory, commercial or investment banking” relationships with Taylor Capital. Please confirm that Sandler O’Neill did not have any other material relationship that would require disclosure under Item 1015 of Regulation MA.

RESPONSE: In response to the Staff’s comment, Sandler O’Neill has confirmed that it does not have any other material relationship that would require disclosure under Item 1015 of Regulation M-A, and the Registration Statement has been revised on page 83 to clarify that Sandler O’Neill has not had any material financial advisory, commercial or investment banking, or other material relationships with Taylor Capital during the applicable timeframe.

Litigation Relating to the Merger, page 91

18.                               Please provide us with additional details on the plaintiff’s accusations that some of Taylor Capital’s officers and directors were not independent or otherwise breached their fiduciary duty to Taylor Capital’s shareholders. In particular, please describe any specific factual accusations included in the plaintiff’s complaints. Finally, please tell us whether the board was aware of these facts when it approved the merger agreement and made its recommendation to Taylor Capital’s shareholders.

RESPONSE: The entirety of the plaintiffs’ amended complaint (filed with the Circuit Court of Cook County on October 24, 2013) (the “Amended Complaint”), a copy of which has been submitted supplementally to the Staff under separate cover, consists of various allegations that the members of Taylor Capital’s board of directors breached their fiduciary duties to Taylor Capital’s stockholders.  Set forth below is the stated position of Taylor Capital with regard to the Amended Complaint as it pertains to the Staff’s comment.

While plaintiffs claim that some of Taylor Capital’s officers and directors were not “independent,” most of these allegations are non-specific and conclusory.  To the extent that they include any specific factual allegations, those allegations are either expressly or apparently derived from disclosures already contained in the preliminary joint proxy statement/prospectus.

Paragraph 8 of the Amended Complaint alleges that three of the five members of the “Transaction Committee” formed by Taylor Capital’s board of directors for purposes of efficiency (Messrs. Taylor and Hoppe and Ms. Steans) were conflicted because they secured ongoing roles following the proposed merger in the combined company (employment as officers of the merged bank in the cases of Messrs. Taylor and Hoppe, and a seat on MB Financial’s board in the case of Ms. Steans).

Paragraph 9 of the Amended Complaint alleges that the members of the Transaction Committee “acted for their own benefit and devised a plan to sell [Taylor Capital] on their own terms,” including “showering themselves with personal financial windfalls.”  The purported “plan,” “terms” and “windfalls” are not alleged with any degree of specificity.  Paragraph 9 further alleges that the proposed merger enables these three directors to “cash out” their Taylor Capital holdings (despite the fact that the merger consideration consists primarily of MB Financial common stock) “while still having the security of future employment” with the combined company and that the aggregate amount payable to Messrs. Taylor and Hoppe “in exchange for their [Taylor Capital] holdings exceeds $7 million.”

Paragraph 57 of the Amended Complaint alleges that the proposed merger is “on terms preferential to Defendants and other [Taylor Capital] insiders,” without specifying how, and “driven entirely by the Board who control over 4 million shares, or roughly 13% of [Taylor Capital’s] outstanding shares.”

Pargraph 58 of the Amended Complaint alleges that, by agreeing to the proposed merger “for inadequate consideration,” Mr. Hoppe “and … members of the Transaction Committee … guarantee[d] personal financial windfall and instant liquidity for themselves,” without specifying how.

Paragraph 59 of the Amended Complaint reproduces the “Golden Parachute Compensation” table from p. 84 of the preliminary joint proxy statement/prospectus, while omitting the footnotes thereto.

Paragraph 60 of the Amended Complaint, which purports to be derived from the “Registration Statement,” reproduces the table regarding certain aspects of Mr. Hoppe’s new employment agreement that appears in footnote 4 to the “Golden Parachute Compensation” table on p. 84 of the preliminary joint proxy statement/prospectus, while omitting the footnotes thereto.

Paragraph 61 of the Amended Complaint alleges that the payments reflected in the aforementioned tables “are not shared equally by [Taylor Capital’s] stockholders.”

The foregoing allegations are repeated, with minor additional detail, in paragraphs 66-68 and 70-72 of the Amended Complaint.

During the merger negotiations with MB Financial, and at the time it approved and recommended the proposed merger to Taylor Capital’s stockholders, the board of directors of Taylor Capital was fully apprised of the material terms and other features of the possible transaction, including the fact that, following the merger, Mr. Taylor was expected to become the Vice Chairman of the combined bank, Mr. Hoppe was expected to become the President and Chief Executive Officer of the combined bank, and Ms. Steans was expected to become a director of MB Financial.  The board was also aware at such times that such arrangements are common in transactions such as the proposed merger.

In addition, Taylor Capital’s board of directors was aware at all relevant times, including when it approved and recommended the proposed merger to Taylor Capital’s stockholders, of (a) the level of Taylor Capital stock ownership by the various members of the board, including members of the Transaction Committee, and of the fact that those board members will receive the same per share consideration for their shares in the proposed merger as Taylor Capital’s other stockholders, and (b) the “change in control” agreements of Taylor Capital’s directors, officers and employees, including Messrs. Hoppe, Conte, Taylor, Newman and Sharkey.

As set forth in the preliminary joint proxy statement/prospectus under “The Merger — Taylor Capital’s Reasons for the Merger; Recommendation of Taylor Capital’s Board of Directors,” Taylor Capital’s board of directors viewed the arrangements concerning Messrs. Taylor and Hoppe and Ms. Steans (as well as expected arrangements for other members of management and one other member of the board) to be a positive feature of the proposed transaction for Taylor Capital’s stockholders in light of the fact that the merger consideration will be predominantly MB Financial common stock, as the continued involvement of those individuals in their anticipated roles is expected to benefit the stockholders of the combined company (including former Taylor Capital stockholders) following the merger.

Finally, the merger agreement was unanimously approved by all 14 members of Taylor Capital’s board of directors, the overwhelming majority of whom are not the subject of any specific allegations of self-interestedness or lack of independence in the Amended Complaint.

As indicated in the preliminary joint proxy statement/prospectus, Taylor Capital, its directors and MB Financial believe that this litigation is without merit, and intend to vigorously defend against the lawsuit.

Possible Sale of Taylor Capital’s Mortgage Banking Business, page 94

19.                               We note the disclosure on page 74 and 75 that Sandler O’Neill has been engaged to assist members of Taylor Capital’s management in the potential sale of the business and assets of Cole Taylor Mortgage. Please revise this section to discuss the specific members of management for Taylor Capital who will have the responsibility to pursue the potential sale and discuss any and all actions taken to date in order to complete the sale.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on pages 104 and 105 to identify the members of Taylor Capital’s senior management primarily responsible for overseeing the potential sale of Cole Taylor Mortgage and to include a discussion of the actions taken to date by Taylor Capital in its efforts to sell Cole Taylor Mortgage.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 111

20.                               We note your disclosure that for purposes of the accompanying pro forma information, the 10-day volume weighted average closing price of MB Financial common stock through July 12, 2013, the last business day before the day on which the merger agreement was publically announced, was used for purposes of presenting the pro forma combined consolidated balance sheet at June 30, 2013. Please provide a note to the pro forma balance sheet to present a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price

RESPONSE:   The Registration Statement has been revised on page 122 to use the closing price of MB Financial common stock on September 30, 2013 for purposes of presenting the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet at September 30, 2013.  In response to the Staff’s comment, Note 3 to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements has been revised to present the requested sensitivity analysis.

MB Financial, Inc. and Taylor Capital Group, Inc. Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations, pages 114-115

21.                               The staff notes the line item under the columns MB Financial titled net gain recognized on other real estate owned for the six months ended June 30, 2013 and the line item net loss recognized on other real estate owned for the year ended December 31, 2012. Please revise to include gains and losses on sales of real estate as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X and revise future filings.

RESPONSE:  In response to the Staff’s comment, the MB Financial historical information in the Unaudited Pro Forma Combined Condensed Consolidated Statements of

Operations has been revised to include gains and losses on sales of real estate as well as any write-downs within other expense.  MB Financial will revise its future filings accordingly.

22.                              The staff notes the disclosure that certain reclassifications have been made to the historical financial statements of Taylor Capital to conform to the presentation in MB Financial’s financial statements. In this regard, the amount of Non-interest Income appearing on page 114 for the 6 months ended 6/30/13 has been adjusted to reflect the line item titled Net Gain Recognized on other real estate owned in the amount of $1,870 which has been reclassified from Other expense and the amount of Non-interest Income appearing on page 115 for the year ended 12/31/12 has been adjusted to reflect the line item titled Net Loss Recognized on other real estate owned in the amount of $(3,366) which has been reclassified from Other expense. Please revise the unaudited combined condensed consolidated statements of Operations for the 6 months ended June 30, 2013 and the year ended December 31, 2012 to present both gains or losses on dispositions and write-downs on other real estate owned within other expense.

RESPONSE:  In response to the Staff’s comment, the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations for the nine months ended September 30, 2013 and the year ended December 31, 2013 have been revised to present both gains or losses on dispositions and write-downs on other real estate owned within other expense.

Note 3 — Allocation of Purchase Price of Taylor Capital, page 117

23.                               Please expand the note to disclose how you determined the amount of premiums and discounts and the relevant assumptions.

RESPONSE:  In response to the Staff’s comment, the referenced note has been expanded to indicate how the amounts of premiums and discounts were determined and the relevant assumptions used in such determinations.

Note 5 — Pro Forma Condensed Combined Statements of Operations Adjustments, pages 118-119

24.                               With a view toward expanded disclosure, please state how you derived the amount of yield adjustment for interest income on loans based on the fair value adjustment of $113,576 amortized over a 5 year period on a straight line basis including accretion for interest rate market value adjustment.

RESPONSE:  In response to the Staff’s comment, Adjustment Note D was added to Note 3 to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, which provides the requested explanation.

25.                               Please state the accelerated method of amortization used for investment securities and the core deposit intangible.

RESPONSE:  In response to the Staff’s comment, Adjustment Notes C and G were added to Note 3 to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, which state the accelerated method of amortization used for investment securities and the core deposit intangible, respectively.

26.                               Please consider expanding the disclosure to provide a note to present the estimated amortization/accretion of acquisition accounting adjustments reflected in the pro forma financial statements on the future pre-tax net income on MB Financial, Inc. after the merger with Taylor Capital Group, Inc. for the 5 year periods ended December 31, 2018.

RESPONSE:  In response to the Staff’s comment, Note 4 to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements has been expanded to provide the requested presentation.

Material U.S. Federal Income Tax Consequences of the Merger, page 120

27.                               Revise the first paragraph of this section, as well as the related disclosure in the Questions and Answers section and the Summary to clarify that each company has received an opinion from counsel that the merger will be tax free to shareholders who receive MB common stock in exchange for Taylor common stock.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised on pages 7 and 15 to provide clarification with regard to the tax opinions received from counsel.

Should the Staff have any questions or further comments, please contact the undersigned at (202) 295-4525.

Sincerely,

/s/ Craig M. Scheer, P.C.
Craig M. Scheer, P.C.

cc:	Jill E. York, MB Financial, Inc.
Randall T. Conte, Taylor Capital Group, Inc.
Dennis R. Wendte, Barack Ferrazzano Kirschbaum & Nagelberg LLP